Room 4561

								March 6, 2006

Harold F. Schultz
President and Chief Executive Officer
Moneyflow Systems International Inc.
Suite N, 7003 Fifth Street SE
Calgary, Alberta T2H 2G2
Canada

Re:	Moneyflow Systems International Inc.
Form 8-K filed on March 3, 2006
      File 3-74928

Dear Mr. Schultz:

      We have reviewed the above referenced filing and have the following comment. Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or revisions unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on March 3, 2006
1. Revise the disclosure regarding disagreements with your former accountants to specifically include the subsequent interim period through the date the former accountants declined to stand for re-election.

      As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing any amendments and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filings.

	You may contact Tamara Tangen at (202) 551-3443 or me at
(202)
551-3488 with any questions.

      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting


Harold F. Schultz
Moneyflow Systems International Inc.
March 6, 2006
Page 2